UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER RELEASES FIRST QUARTER 2012 RESULTS

HIGHLIGHTS:

In the first quarter of 2012 (1Q12), Embraer delivered 21 commercial and 13 executive (12 light and 1 large) jets, surpassing the 20 commercial and eight executive jets delivered in the same period of 2011;

As a result of aircraft deliveries, coupled with revenues from aviation services and the Company’s growing Defense and Security business, 1Q12 Revenues reached US$ 1,155.9 million and gross margin was 23.2% for the period;

EBIT and EBITDA[1] margins were 7.4% and 12.8% respectively, in 1Q12, in line with Company expectations;

Net income attributable to Embraer and Earnings per ADS totaled US$ 62.7 million and US$ 0.3463, respectively, in 1Q12;

Net cash[2] position totaled US$ 301.8 million.

MAIN FINANCIAL INDICATORS:

in million of U.S dollars, except % and per share data
IFRS	4Q11	1Q11	1Q12
Revenues	2,025.1	1,055.7	1,155.9
EBIT	(5.9)	94.3	85.7
EBIT Margin %	-0.3%	8.9%	7.4%
EBITDA	59.2	156.3	148.1
EBITDA Margin %	2.9%	14.8%	12.8%
Adjusted Net Income (Loss) ³	(140.4)	91.3	65.2
Net income (loss) attributable to Embraer Shareholders	(91.8)	105.1	62.7
Earnings (loss) per share - ADS basic (US$)	(0.5072)	0.5810	0.3463
Net Cash	445.7	504.9	301.8

[1]	EBITDA is a non-GAAP measure. For more detailed information please refer to page 9.
[2]	Net cash is equal to Cash and cash equivalents plus short-term Financial assets minus short and long-term Loans.
[3]

Adjusted Net Income (Loss) (excluding Deferred income tax and social contribution) is a non-GAAP measure, calculated by adding Net income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash flow statement, under Deferred income tax and social contribution.

São José dos Campos, April 26, 2012 - (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2011 (1Q11), December 31, 2011 (4Q11) and March 31, 2012 (1Q12), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES AND GROSS MARGIN

As a result of aircraft deliveries and product mix, 1Q12 Revenues increased to US$ 1,155.9 million, compared to US$ 1,055.7 million in 1Q11. During 1Q12, the contribution of aviation services to the Company’s total revenue was 14%, compared to 15.4% in 1Q11. Furthermore, as mentioned in the 1Q11 earnings release, the gross margins for aviation services during that period were unusually high, also impacting gross margins for that period. Considering the decrease in revenues from aviation services, and a more normalized gross margin in that business in 1Q12, the gross margin for 1Q12 was 23.2%, compared to 24.3% in 1Q11. The Company’s on-going efforts to maximize operational efficiencies also contributed positively to gross margins during 1Q12.

EBIT

EBIT and EBIT margin in 1Q12 were US$ 85.7 million and 7.4%, respectively, compared to EBIT margin of 8.9% in 1Q11. It is important to mention that a portion of the operating expenses, primarily labor in Brazil, are Real denominated and the 10% increase in wages at the end of 2011, resulting from the annual settlement between the labor union and the Company, impacted these expenses. Research expenses totaled US$ 16 million, which, on an annualized basis, would amount to US$ 64 million and the Company expects total 2012 Research expenses to be in line with the US$ 100 million outlook. Selling expenses reached US$ 108.7 million, an increase of approximately 15% when compared to 1Q11, mainly driven by the Company’s efforts towards expanding its customer support network, particularly in the Executive aviation segment. Administrative expenses for 1Q12 reached US$ 71 million and were also higher compared to the US$ 57.2 million for 1Q11, as a result of the wage increases mentioned above, which were not entirely offset by the depreciation of the Real. Other operating income, net totaled US$ 13.4 million for 1Q12 compared to US$ 8.4 million for 1Q11.

NET INCOME

Net income attributable to Embraer and Earnings per ADS, for 1Q12, were US$ 62.7 million and US$ 0.3463, respectively. The Net margin reached 5.4%, compared to 10% in 1Q11. The difference in Net margin comes primarily as a result of an increase in Financial expenses, coupled with higher Income tax expense for the period, which totaled US$ 14.6 million in 1Q12, compared to Income tax income of US$ 2.6 million in 1Q11. This difference in Income tax expenses comes mainly as a result of the dividends paid in the form of interest on shareholders’ equity, which are tax deductible, that were distributed during 1Q11 and reduced the Income tax for that period. During 1Q12 there were no dividends in the form of interest on shareholders’ equity distributed.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

The Company’s Net cash position for the period decreased by US$ 143.9 million, reaching US$ 301.8 million, due to less operating net cash in 1Q12 than in 4Q11. The decrease in Net cash comes mainly as a consequence of an increase in the Company’s Inventories, which were partially offset by an increase in Trade accounts payable.

	in million of U.S. dollars
Balance Sheet Data	(2) 1Q11	(1) 4Q11	(2) 1Q12
Cash and cash equivalents	1,302.5	1,350.2	1,436.6
Financial assets	716.2	753.6	853.4
Total cash position	2,018.7	2,103.8	2,290.0
Loans short-term	152.8	251.8	526.9
Loans long-term	1,361.0	1,406.3	1,461.3
Total loans position	1,513.8	1,658.1	1,988.2

Net cash*	504.9	445.7	301.8

*	Net cash = Cash and cash equivalents + Financial assets short-term - Loans short-term and long-term
(1)	Derived from audited financial information.
(2)	Derived from unaudited financial information.

Considering the above, Net cash used by operating activities was negative US$ 128.9 million. As the Company expects to meet its 2012 aircraft delivery guidance, which will lead to a decrease in Inventories, Operating cash flow is expected to improve through the remainder of the year.

	in million of U.S. dollars
IFRS	1Q11	2Q11	3Q11	4Q11	1Q12
Net cash generated (used) by operating activities	62.1	78.3	161.1	178.7	(128.9)
Financial assets adjustment (1)	(47.9)	26.6	(140.7)	234.8	59.2
Additions to property, plant and equipment	(91.8)	(92.9)	(72.8)	(76.8)	(39.6)
Additions to intangible assets	(48.1)	(49.7)	(59.5)	(60.1)	(64.6)

Free cash flow	(125.7)	(37.7)	(111.9)	276.6	(173.9)

(1)	Unrealized gain (losses) on Financial assets.

Additions to PP&E totaled US$ 39.6 million in 1Q12. Total PP&E includes spare parts pool programs, aircraft under lease or available for lease and CAPEX. In 1Q12 CAPEX accounted for US$ 31.6 million of the US$ 39.6 million in additions to PP&E. On an annualized basis, CAPEX would amount to US$ 126.4 million and the Company expects total 2012 CAPEX investments to be in line with its US$ 200 million outlook. Furthermore, as the Company continues to build up its inventory of spare parts to adjust for the growing customer demand for its spare parts Pool programs, in 1Q12, the level of investments in Pool program spare parts totaled US$ 8 million. The Company also added a total of US$ 64.6 million to Intangible assets in 1Q12, related to all investments made for product development throughout 1Q12. Additionally, 1Q12 investments in Development (net of contributions from suppliers) totaled US$ 64.4 million, which on an annualized basis amount to US$ 257.6 and the Company expects total 2012 Development investments to be in line with its US$ 350 million outlook. The following tables outline the detailed investments in PP&E and R&D for 1Q12.

	1Q11	2Q11	3Q11	4Q11	1Q12
Additions	48.1	49.7	59.5	60.1	64.6
Contributions from suppliers	(15.0)	(0.2)	(70.3)	(0.3)	(0.2)
Development (Net of contributions from suppliers)	33.1	49.5	(10.8)	59.8	64.4
Research	19.3	19.1	20.9	26.0	16.0
R&D	52.4	68.6	10.1	85.8	80.4

	1Q11	2Q11	3Q11	4Q11	1Q12
CAPEX	38.8	31.7	38.5	53.2	31.6
Additions of aircraft available for or under lease	21.5	37.6	—	7.6	—
Additions of Pool programs spare parts	31.5	23.6	34.3	16.0	8.0
PP&E	91.8	92.9	72.8	76.8	39.6

During 1Q12, as a result of the need for additional working capital to support the Company’s ongoing operations, the Company’s total debt increased to US$ 1,988.2 million, compared to US$ 1,658.1 million in 4Q11. This increase comes primarily from an increase in Short-term loans, which reached US$ 526.9 million in 1Q12, compared to US$ 251.8 million in 4Q11. Long-term loans increased US$ 55 million and totaled US$ 1,461.3 million in 1Q12. Furthermore, as a consequence of the increase in total debt, the Company’s total cash position also increased US$ 186.2 million and totaled US$ 2,290.0 million in 1Q12.

Considering the Company’s current debt profile, the average loan maturity reached 4.2 years and is in line with the Company’s business cycle. Furthermore, the cost of Dollar denominated loans decreased from 5.9% to 5.1% p.a. and the cost of Real denominated loans remained stable, going from 5.1% to 5.0% p.a. The Adjusted EBITDA to financial expenses (gross) ratio increased in 1Q12, compared to 4Q11, from 5.43 to 6.48. As of 1Q12, 34.3% of total debt was denominated in Reals.

The Company’s financial results for the period would have totaled US$ 3.6 million, if not for the impact of certain provisions related to residual value guarantee obligations which totaled US$ 11 million. These provisions are a result of the quarterly re-evaluation of the outstanding residual value guarantees, based on the most recent aircraft valuations received from third-party independent aircraft appraisal firms. Considering these provisions, the financial result for the period was negative US$ 7.5 million.

Embraer’s cash allocation management strategy continues to be one of the most important tools to mitigate exchange rate risks. In other words, by balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash in 1Q11, 50% was denominated in Reals.

OPERATIONAL BALANCE SHEET ACCOUNTS

		in million of U.S. dollars
Balance Sheet Data	(2) 1Q11	(1) 4Q11	(2) 1Q12
Trade accounts receivable	404.6	506.0	499.6
Customer and commercial financing	56.3	102.2	112.0
Inventories	2,560.5	2,287.6	2,652.0
Property, plant and equipment	1,258.0	1,450.4	1,455.0
Intangible	729.7	808.3	851.0
Trade accounts payable	906.5	829.9	948.6
Advances from customers	1,096.9	1,070.1	1,110.0
Total shareholders’ equity	3,197.6	3,117.8	3,174.9

(1)	Derived from unaudited financial information.

Inventories increased by US$ 364.4 million and totaled US$ 2,652 million in 1Q12, as the Company expects to experience some growth in the number of deliveries in the following quarters. Trade accounts receivable remained stable and totaled US$ 499.6 million. On the other hand, Trade accounts payable grew US$ 118.7 million, to US$ 948.6 million, and Advances from customers increased US$ 40 million, totaling US$ 1,110 million, and combined, these increases contributed to partially offset the negative impact of the increase in Inventories on the Company’s working capital requirements. Intangible increased US$ 42.7 million during 1Q12, totaling US$ 851 million, primarily due to investments made in aircraft program development, mainly the Legacy 450 & 500. Property, plant and equipment and Customer and commercial financing remained relatively stable and totaled US$ 1,455 million and US$ 112 million, respectively.

TOTAL BACKLOG

During 1Q12, Embraer delivered a total of 21 commercial and 13 executive aircraft. Considering all deliveries, as well as firm orders obtained during the period, the Company’s firm order backlog was US$ 14.7 billion at the end of 1Q12. The following chart presents the Company’s backlog evolution through 1Q12.

SEGMENT RESULTS

1Q12 Revenues mix by segment varied when compared to 1Q11, as a result of a higher participation from the Defense and Security and Executive aviation segments, which represented 20.1% and 13.1% of total Revenues for the period, respectively. This increase was compensated by the lower participation in total Revenues from the Commercial aviation and Others segments, which represented 65.7% and 1.1%, respectively. Additionally, total aviation services revenues in 1Q12 remained stable when compared to 1Q11.

Net revenues by segment	4Q11		(2) 1Q11		1Q12
	US$M	%	US$M	%	US$M	%
Commercial Aviation	1,078.3	53.2	751.8	71.2	759.7	65.7
- Commercial Aviation services	90.4	4.5	104.2	9.9	90.7	7.8
Defense and Security Business	293.0	14.5	169.3	16.0	231.8	20.1
- Defense and Security Business services	54.8	2.7	40.4	3.8	49.8	4.3
Executive Aviation	603.0	29.8	115.8	11.0	151.7	13.1
- Executive Aviation services	25.4	1.3	17.9	1.7	21.9	1.9
Others	50.8	2.5	18.8	1.8	12.7	1.1

Total	2,025.1	100.0	1,055.7	100.0	1,155.9	100.0

(2)	Derived from unaudited financial information.

COMMERCIAL AVIATION

In 1Q12, Embraer delivered 21 jets to the commercial aviation market and E-Jets orders rose to 1,063, with 60 companies in 42 countries. The family of E-Jets operators continued to grow and welcomed two new airlines – Bulgaria Air and Estonian Air. As Paulo Cesar de Souza e Silva, Embraer’s President of Commercial Aviation, said: “The E-Jets family customer base expansion reinforces the important role these jets play in the commercial aviation market, whether to adjust capacity to demand, substitute older airplanes, or develop new markets. The E-Jets are helping airlines to increase efficiency in the current scenario of weak economic conditions and rising fuel costs.”

Deliveries	4Q11	1Q11	1Q12
Commercial Aviation	32	20	21
ERJ 145	—	—	—
EMBRAER 170	—	1	—
EMBRAER 175	7	2	2
EMBRAER 190	18	11	13
EMBRAER 195	7	6	6

In 1Q12, Embraer closed sales for 12 new commercial jets: ten E195s to Azul, one E190 to BA CityFlyer, and one E170 to JAL (customer disclosed on April 4).

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
EMBRAER 170	189	31	220	182	7
EMBRAER 175	189	290	479	145	44
EMBRAER 190	552	344	896	402	150
EMBRAER 195	133	24	157	94	39

TOTAL E-JETS	1,063	689	1,752	823	240

EXECUTIVE AVIATION

Executive Aviation delivered a total of 12 light and 1 large jets, in 1Q12, totaling 13 aircraft which represents an increase of approximately 60% over total deliveries in the same quarter of the previous year. The Company expects that the total revenue guidance for 2012 will be met.

Deliveries	4Q11	1Q11	1Q12
Executive Aviation	50	8	13
Light jets	40	6	12
Large jets	10	2	1

Embraer successfully performed the first engine run of the Legacy 500, in January, and has already started ground tests. The program is on schedule and the aircraft’s first flight is scheduled for the third quarter of 2012.

In 1Q12, the Company delivered the 300th jet of the Phenom family and the 100th executive jet to the Brazilian market, which also was the first Phenom 300 in a MEDEVAC version.

Embraer continues to gain increased attention in the Chinese Market. The highlight was the sale of three ultra-large Lineage 1000 jets to Minsheng, of China, and the delivery of a large Legacy 650 jet to movie star Jackie Chan, who was recently named the ambassador for Embraer Executive Jets.

In 1Q12, Embraer expanded relationships with current authorized service centers in Asia to cover the full line of Embraer Executive Jets, with additions in India, Singapore, Western Australia and Japan. Embraer has also announced the creation of a dedicated business aviation service center in the city of Sorocaba, located 90 kilometers from São Paulo’s State capital, in Brazil. This service center will constitute, together with other centers in Brazil and worldwide, a global support network in strategic places to better serve our customers.

DEFENSE AND SECURITY

The Defense and Security market continues to present a favorable scenario for growth, with a series of campaigns underway for various applications including transportation of officials and authorities; training and light attack; intelligence, surveillance and reconnaissance systems; aircraft modernization; military transportation; and command and control systems and services. In addition, the Company is also pursuing major participation in projects in Brazil, such as the Integrated System for Border Monitoring (SISFRON), and security for the upcoming major sporting events.

As for the modernization programs, two flight test prototypes and eight serial production AMX jets are already at Embraer’s facilities to start revitalization and later modernization activities. The first modernized prototype is set to have its first flight in the first semester 2012.

The Brazilian navy’s AF-1 (A-4 Skyhawk) modernization program continues on track and reached another important milestone in the first quarter with the avionics RIG power on. The program comprises the upgrade of 12 aircraft.

The AEW India program is moving ahead as contracted. In the first quarter, the second aircraft ordered by the Indian government performed its maiden flight. The first two of three aircraft ordered by the Indian government are scheduled for delivery in the second semester.

In March, Embraer Defense and Security disclosed that it has signed contracts with three African nations for the acquisition of the A-29 Super Tucano light attack and advanced training turboprop. The Burkina Faso Air Force, the first operator of this model in Africa, has already received three aircraft that are used on border patrol missions. The Angola Air Force acquired six of this aircraft for the same mission, and the first three will be delivered in 2012. Also, the Air Force of Mauritania chose the A-29 Super Tucano to carry out counter-insurgency missions. The total value of the contracts – including an extensive logistical, training, and replacement parts package – comes to more than US$ 180 million. With these orders, nine air forces have now chosen the A-29 Super Tucano in Latin America, Africa and Southeast Asia, and the aircraft is already operating in six of them.

Regarding the U.S. Air Force (USAF) Light Air Support (LAS) program, the procurement process is running as follows:

•	On December 30, 2011, the LAS contract was awarded to Embraer Defense and Security and its partner Sierra Nevada Corporation (SNC), the prime contractor.

•	In February 2012 the USAF canceled the procurement process due to internal documentation issues.

•	A new request for proposals (RFP) is expected to be issued by the USAF in the second quarter of 2012.

•	A new contract award is expected in 2013.

The KC-390 program is ongoing and on schedule. All main program suppliers were already selected and they are working alongside Embraer Defense and Security.

In January, Embraer Defense and Security increased its stake in Portugal’s OGMA. As per the signed agreement, 30% of the shares were acquired, representing the capital of AIRHOLDING, SGPS, S.A., from the European Aeronautic Defense and Space Company (EADS). This is an additional investment in Portugal, in order to strengthen the strategic partnership between Brazil and the European Union. The final transfer should occur after the approval of the Portuguese competition regulators.

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial assets and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flow as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitute for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate adjusted EBITDA differently from Embraer, for the purposes of their earnings releases, limiting the adjusted EBITDA’s usefulness as a comparative measure.

	in million of U.S.dollars
Adjusted EBITDA Reconciliation LTM* (IFRS)	(1) 4Q11	(1) 1Q11	(1) 1Q12
Net Income Attributable to Embraer	111.6	411.3	69.2
Noncontrolling interest	8.8	13.4	8.5
Income tax (expense) income	127.1	10.1	144.3
Financial income (expense), net	90.7	(13.8)	104.7
Foreign exchange gain (loss), net	(20.0)	(6.0)	(17.1)
Depreciation and amortization	238.8	235.2	239.3
Adjusted EBITDA	557.0	650.2	548.9

(1)	Derived from unaudited financial information.
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios - IFRS	4Q11	(1) 1Q11	1Q12
Total debt to Adjusted EBITDA (i)	2.98	2.33	3.62
Net cash to Adjusted EBITDA (ii)	0.80	0.78	0.55
Total debt to capitalization (iii)	0.35	0.32	0.39
LTM Adjusted EBITDA to financial expense (gross) (iv)	5.43	7.59	5.05
LTM Adjusted EBITDA (v)	557.0	650.2	548.9
LTM Interest and commissions on loans (vi)	102.6	85.7	108.8

(1)	Derived from unaudited financial information.
(i)	Total debt represents short- and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial assets, minus short- and long-term loans and financing.
(iii)	Total capitalization represents short- and long-term loans and financing, plus shareholders equity.
(iv)	Interest expense (gross) includes only interest and commissions on loans.
(v)	The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S.dollars, except earnings per share)

	Three months ended on
		(1)
	31 Dec, 2011	31 Mar, 2011	31 Mar, 2012
REVENUE	2,025.1	1,055.7	1,155.9
Cost of sales and services	(1,568.7)	(799.3)	(887.7)

Gross profit	456.4	256.4	268.2

OPERATING INCOME ( EXPENSE )
Administrative	(71.5)	(57.2)	(71.0)
Selling	(113.9)	(94.0)	(108.7)
Research	(26.0)	(19.3)	(16.0)
Other operating income, net	(250.6)	8.4	13.4
Equity	(0.3)	—	(0.2)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL INCOME	(5.9)	94.3	85.7

Financial (expenses) income, net	(115.2)	6.1	(7.9)
Foreign exchange gain, net	(6.9)	3.3	0.4

PROFIT (LOSS) BEFORE TAXES ON INCOME	(128.0)	103.7	78.2

Income tax (expense) income	39.4	2.6	(14.6)

NET INCOME (LOSS)	(88.6)	106.3	63.6

Attributable to:
Owners of Embraer	(91.8)	105.1	62.7
Noncontrolling interest	3.2	1.2	0.9

Weighted average number of shares (in thousands)

Basic	723.7	723.7	724.0
Diluted	724.4	725.0	725.9

Earnings (loss) per share

Basic	(0.12681)	0.14526	0.08657
Diluted	(0.12669)	0.14498	0.08634

Earnings (loss) per share - ADS basic (US$)	(0.5072)	0.5810	0.3463

Earnings (loss) per share - ADS diluted (US$)	(0.5068)	0.5799	0.3454

(1)	Derived from unaudited annual financial statements.

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million of U.S. dollars)

	Three months ended on
		(1)
	31 Dec, 2011	31 Mar, 2011	31 Mar, 2012
Operating activities
Net income (losses)	(88.6)	106.3	63.6
Items not affecting cash and cash equivalents
Depreciation	20.4	35.0	32.8
Amortization	44.7	27.0	29.6
Allowance (reversal) for inventory obsolescence	(15.6)	10.0	(5.9)
Provision for market value	5.3	1.2	3.0
Deferred income tax and social contribution	(48.6)	(13.8)	2.5
Accrued interest	(3.2)	1.6	3.7
Equity in the earnings of associates	0.3	—	0.2
Stock option	2.0	2.7	2.6
Foreign exchange gain (loss), net	8.3	(11.5)	0.2
Residual value guarantee	33.8	0.1	11.1
Other	(1.6)	3.6	5.2
Changes in assets and liabilities:
Financial assets (2)	(243.1)	29.5	(77.7)
Collateralized accounts receivable and accounts receivable	17.5	(56.5)	9.2
Customer and commercial financing	18.3	14.2	(9.7)
Inventories	517.1	(371.9)	(357.5)
Other assets	10.4	24.2	(7.3)
Non-recourse and recourse debt	(2.7)	(2.5)	(2.6)
Trade accounts payable and other payables	(184.8)	151.9	95.7
Contribution from suppliers	(8.1)	(7.0)	(8.0)
Advances from customers	(113.4)	105.7	41.3
Taxes and payroll charges payable	13.1	(6.0)	(30.2)
Financial guarantee	271.6	(15.3)	(16.0)
Other provisions and provisions for contingencies	(62.3)	33.5	26.1
Unearned income	(12.1)	0.1	59.2

Net cash (used in) generated by operating activities	178.7	62.1	(128.9)

Investing activities
Proceeds from sale of property, plant and equipment	0.1	0.2	—
Additions to property, plant and equipment	(76.8)	(91.8)	(39.6)
Additions to intangible assets	(60.1)	(48.1)	(64.6)
Investments in associates	3.0	—	—
Business acquisitions, net of cash acquired	(0.6)	—	—
Investments in held to maturity securities	(1.6)	1.4	1.7
Restricted cash reserved for construction of assets		—	(1.3)

Net cash (used in) investing activities	(136.0)	(138.3)	(103.8)

Financing activities
Repayment of borrowings	(768.6)	(387.9)	(240.7)
Proceeds from borrowings	633.1	440.7	549.4
Dividends and interest on own capital	(30.8)	(79.7)	—
Changes in interest of subsidiaries and associates	—	—	(17.4)
Treasury shares	—	—	1.3

Net cash (used in) generated by financing activities	(166.3)	(26.9)	292.6

Effects of exchange rate changes on cash	39.7	12.5	26.5
Increase (decrease) in cash and cash equivalents	(83.9)	(90.6)	86.4
Cash and cash equivalents at the beginning of the period	1,434.1	1,393.1	1,350.2
Cash and cash equivalents at the end of the period	1,350.2	1,302.5	1,436.6

(1)	Derived from unaudited financial statements.
(2)	Include Unrealized (gain) on Financial assets, 4Q11 (8.3), 1Q11 (18.4), 1Q12 (18.5)

EMBRAER - S.A.

CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

	(1)	(2)
ASSETS	As of December 31, 2011	As of March 31, 2012
Current assets
Cash and cash equivalents	1,350.2	1,436.6
Financial assets	753.6	853.4
Trade accounts receivable, net	505.8	494.0
Derivative financial instruments	8.2	9.3
Customer and commercial financing	12.0	23.7
Collateralized accounts receivable	14.9	13.9
Inventories	2,283.4	2,647.5
Other assets	241.3	233.7

	5,169.4	5,712.1

Non-current assets
Trade accounts receivable	0.2	5.6
Financial assets	54.7	53.5
Customer and commercial financing	90.2	88.3
Collateralized accounts receivable	472.7	472.1
Inventories	4.2	4.5
Other assets	245.4	266.0
Guarantee deposits	471.4	471.8
Deferred income tax	65.9	61.8
Derivative financial instruments	22.7	21.2
Investments	2.8	2.5
Property, plant and equipment	1,450.4	1,455.0
Intangible assets	808.3	851.0

	3,688.9	3,753.3

TOTAL ASSETS	8,858.3	9,465.4

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial information.

EMBRAER - S.A.

CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

	(1)	(2)
LIABILITIES	As of December 31, 2011	As of March 31, 2012
Current liabilities
Trade accounts payable	829.9	948.6
Loans and financing	251.8	526.9
Non-recourse and recourse debt	312.8	312.3
Other payables	81.3	75.7
Contribution from suppliers	0.9	0.9
Advances from customers	856.1	919.8
Derivative financial instruments	1.0	0.9
Taxes and payroll charges payable	89.2	65.3
Income tax and social contribution	11.2	20.7
Other provisions	271.1	306.6
Provisions for contingencies	5.3	5.7
Dividends	0.1	0.1
Unearned income	131.1	132.2

	2,841.8	3,315.7

Non-current liabilities
Loans and financing	1,406.3	1,461.3
Non-recourse and recourse debt	149.8	147.6
Other payables	14.0	14.1
Contribution from suppliers	1.0	0.8
Advances from customers	214.0	190.2
Derivative financial instruments	0.2	0.2
Taxes and payroll charges payable	386.8	385.1
Deferred income tax and social contribution	23.0	23.4
Financial guarantee and residual value guarantee	494.9	489.9
Other provisions	67.3	63.7
Provisions for contingencies	57.4	56.5
Unearned income	84.0	142.0

	2,898.7	2,974.8

TOTAL LIABILITIES	5,740.5	6,290.5

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(183.7)	(181.2)
Revenue reserves	1,740.9	1,740.9
Share-based remuneration	9.7	12.2
Noncontrolling acquisition results	—	5.6
Cumulative translation adjustments	2.5	7.0
Retained earnings	—	61.5

	3,007.4	3,084.0
Noncontrolling interest	110.4	90.9

Total company’s shareholders’ equity	3,117.8	3,174.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,858.3	9,465.4

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial information.

INVESTOR RELATIONS

André Gaia, Caio Pinez, Cláudio Massuda, Juliana Villarinho and Paulo Ferreira – Brazil: (+55 12) 3927-4404

Luciano Froes - North America: (+001) 954 359 3492

investor.relations@embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q12 Results on Friday, April, 27, 2012 at 10:00am (SP) / 9:00 am (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 73884296

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. On March 31, 2012, Embraer had a workforce of 17,629 employees – not counting the employees of its partially owned subsidiaries – and its firm order backlog totaled USD 14.7 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2012

Embraer S.A.

By:	/s/ Frederico Pinheino Fleury Curado
	Name:	Frederico Pinheino Fleury Curado
	Title:	President and Chief Executive Officer